February 27, 1996

Ameriwood Industries
International Corporation
171 Monroe NW, Suite 600
Grand Rapids, Michigan 49503

Gentlemen:

We refer to the Letter of Credit Agreement dated as of November 1, 1986 as amended by that certain First Amendment to Letter of Credit Agreement dated as of April 25, 1988, as amended by that certain Second Amendment to Letter of Credit Agreement dated as June 19, 1992, and as amended by that certain Third Amendment to Letter of Credit Agreement dated as of January 13, 1995 (the "Credit Agreement") and currently in effect between the Company and us (the "Bank").

You have indicated that for the period ending December 31, 1995, the Company will not be in compliance with a certain financial covenant of the Letter of Credit Agreement. Accordingly, the Bank hereby agrees to the following:

  1. The Bank hereby waives any potential default or event of default which may arise from the Company's failure at the end of any calendar quarter ending prior to June 30, 1996 to comply with Section 8.8 of the Credit Agreement. The foregoing is not, and shall not be deemed to be, a waiver of the Company's obligation to maintain as of the last day of the calendar quarter ending on June 30, 1996 a ratio for the period of four calendar quarters then ending of Funds from Operations to Indebtedness for Borrowed Money of not less than .40 to 1.O.

This shall not constitute a waiver of said Section as it may relate to any other period nor shall it constitute a waiver of any other covenant, provision or requirement of the Letter of Credit Agreement.

Harris Trust and Savings Bank

By /s/ Peter Krawchuk
----------------------------------
Vice President


Accepted and agreed to as of the date last above written.
Ameriwood Industries International Corporation

/s/ Craig G. Wassenaar
--------------------------------
Its Corporate Controller / Treasurer